SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-8598
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Belo Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Belo Corp.
(a Delaware corporation)
400 South Record Street
Dallas, Texas 75202-4841

Financial Statements and Supplemental Schedule
Belo Savings Plan
As of December 31, 2005 and 2004, and for the Year ended December 31, 2005

Belo Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004,
and for the Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Benefits Administrative Committee
Belo Corp.
We have audited the accompanying statements of net assets available for benefits of the Belo Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

May 16, 2006

Belo Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Plan’s interest in Belo Corp. Defined Contribution Trust	$444,242,208	$430,339,542
Participant loans	15,950,756	15,381,228

Receivables:
Employee contributions	5,222	250,674
Employer contributions	1,079	159,613

	6,301	410,287

Total assets	460,199,265	446,131,057

Liabilities
Excess employee contributions refundable	—	109,457
Excess employer contributions refundable	—	2,486

Total liabilities	—	111,943

Net assets available for benefits	$460,199,265	$446,019,114

See accompanying notes.

Belo Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions
Plan’s interest in net investment income from Belo Corp. Defined Contribution Trust	$5,322,985
Interest income on participant loans	725,119

Contributions:
Participant	26,659,788
Employer — cash	5,330,080
Employer — noncash	8,565,054
Rollover	1,158,539

41,713,461

Transfers from Journal-Guild 401(k) Plan	1,184,066

Total additions	48,945,631

Deductions
Distributions	34,573,861
Administrative expenses	191,619

Total deductions	34,765,480

Net increase	14,180,151

Net assets available for benefits at beginning of year	446,019,114

Net assets available for benefits at end of year	$460,199,265

See accompanying notes.

Belo Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the Belo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees of Belo Corp. and its subsidiaries (collectively, the Employer or Company), as defined in the Plan document, who have attained age 21. Certain collective bargaining agreements and personal service contracts may exclude some employees’ participation in the Plan. Refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective July 31, 2004, the Journal-Guild 401(k) Plan (Guild Plan) was frozen to new participants and all Guild Plan contributions ceased. Effective August 1, 2004, each former participant of the Guild Plan became a participant in the Plan and any contributions subsequent to August 1, 2004, were remitted to the Plan. For the year ended December 31, 2005, Guild Plan participants transferred $1,184,066 in participant account balances to the Plan.
Individuals who were employees of the Providence Journal Company and covered by the Providence Newspaper Guild (Guild Employees) on July 31, 2004, were eligible to participate as of the first payroll period beginning on August 1, 2004, even if they had not reached age 21 or were not eligible to participate in the Guild Plan. Guild Employees hired after July 31, 2004, are eligible to participate in the Plan upon attainment of age 21.
Contributions
Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant’s compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan’s 19 investment funds, including a self-directed

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
brokerage fund. Participant contributions are allocated to the participants’ Deferral Contribution Accounts, as defined in the Plan document. The maximum pretax contribution an employee can make is 100% of his or her annual eligible compensation (less required withholdings and deductions), up to statutory limits. Additionally, participants who have attained age 50 are eligible to make catch-up deferral contributions, subject to the statutory limits.
The Employer makes a matching contribution of 55% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation for plan participants who made an election to continue to accrue benefits under The G.B. Dealey Retirement Pension Plan (the Pension Plan). For all other participants, the Employer makes a matching contribution of 75% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. Such matching contributions are allocated to the participants’ Matching Contribution Accounts, as defined in the Plan document.
The effective date of the election to either continue or discontinue Pension Plan benefit accruals was August 1, 2004 for Guild Employees and July 1, 2000 for other participants.
The Employer’s matching contributions may be made in cash and/or in shares of Belo Corp. Series A Common Stock only, subject to the right of the participant or beneficiary to redirect the investment of Employer matching contributions made in Belo Corp. Series A Common Stock into any other investment fund established under the Plan. Also, all participants with Belo Corp. Series B Common Stock allocated to their accounts have the right at any time to convert shares of Belo Corp. Series B Common Stock into shares of Belo Corp. Series A Common Stock. The Belo Corp. Series A Common Stock may then be redirected by the participant into any other investment fund established under the Plan.
The Employer may make a discretionary matching contribution for any Plan year, in addition to the matching contributions described above. There was no discretionary matching contribution made during 2005.
The Employer will also contribute as a profit sharing contribution for each payroll period an amount equal to 2% of eligible compensation to each participant who is eligible to receive the 75% matching contribution and who is employed on the last day of the payroll period. The Employer may make an additional discretionary profit sharing

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
contribution to the Plan for any payroll period or for any Plan year in such amount as is determined by the Employer and is approved by the Compensation Committee of the Board of Directors of the Employer for certain Belo Participating Employers, as defined in the Plan document. There was no additional discretionary profit sharing contribution made during 2005. The profit sharing contributions are allocated to the participants’ Profit Sharing Accounts, as defined in the Plan document. Total profit sharing contributions made during 2005 approximated $3.9 million.
Full-time participants and regularly scheduled Guild Employees hired after July 31, 2004, will not be eligible for any Employer matching contributions or profit sharing contributions (Employer Contributions) until they have attained the age of 21 and have completed one year of service. Part-time participants and irregularly scheduled Guild Employees hired after July 31, 2004, must also have worked a minimum of 1,000 hours in 12 consecutive months. Guild Employees who are regularly scheduled on July 31, 2004, and hired on or before February 1, 2004, are eligible for Employer Contributions as of the first payroll period beginning on August 1, 2004. Guild Employees who are regularly scheduled on July 31, 2004, but hired after February 1, 2004, are eligible for Employer Contributions upon completion of six months of service.
Vesting
Except as provided in the Plan document, each participant who was an employee on June 30, 2000, other than a Guild Employee, and each participant who was a Guild Employee on July 31, 2004, is 100% vested in his or her accounts, which will be nonforfeitable at all times. Each participant who became an employee after June 30, 2000, other than a Guild Employee, and each participant who became a Guild Employee after July 31, 2004, is 100% vested in his or her Deferral Contribution Account and Rollover Account, as defined in the Plan document, which will be nonforfeitable at all times. Such participant will be 100% vested in his or her Matching Contribution Account and Profit Sharing Account, as defined in the Plan document, after three years of service, attainment of age 55, or death, at which time these accounts will be nonforfeitable. Participants with less than three years of service will have no vesting in the Matching Contribution and Profit Sharing Accounts, as defined in the Plan document.

Belo Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Distributions
As provided under the Plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.
Loans
Participants are able to borrow against their vested account balances. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant’s account or $50,000, reduced by the excess of the highest outstanding loan balance for the previous 12-month period over the outstanding balance of all loans on the date on which a loan is made. Loan terms range up to a period of five years. Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant’s current investment selection.
Administration
The Plan is administered by the Benefits Administrative Committee, which consists of a Chairman appointed by the Employer. The Chairman appoints additional committee members.
Plan Termination
Although the Plan has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Belo Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. Distributions are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Company maintains the Plan’s assets and the assets of the Guild Plan in the Belo Corp. Defined Contribution Trust (Master Trust), with Fidelity Management Trust Company (Fidelity) and Wells Fargo Bank, N.A. (Wells Fargo) (collectively, the Trustees). The Plan and the Guild Plan have an undivided interest in the Master Trust. The Plan does not invest in the common/collective trust assets that are part of the Master Trust.
Investments included in the Master Trust are valued at fair value. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Belo Corp. Series A and Series B Common Stock and other common stocks are valued at the quoted market prices. Participant loans receivable are valued at their unpaid principal balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Belo Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Related-Party Transactions
Certain Plan investments in the registered investment companies and the common/collective trusts are managed by Fidelity. Fidelity is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
Plan Expenses
All expenses incident to the administration of the Plan are charged to the participants’ accounts unless the Employer elects to pay for such expenses. The Employer elected to pay substantially all expenses in 2005.
3. Interest in Master Trust
Net investment income and administrative expenses relating to the Master Trust are allocated to the Plan based upon average monthly balances of the Plan.

Belo Savings Plan
Notes to Financial Statements (continued)
3. Interest in Master Trust (continued)
The fair value of the commingled investments of all participating plans in the Master Trust accounts at December 31, 2005 and 2004, and the percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2005		2004
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest

Templeton Foreign Fund — Class A	$20,423,688	99.1%	$16,130,524	97.5%
Fidelity Puritan Fund	44,001,805	98.1%	43,552,504	97.5%
Fidelity Dividend Growth Fund	51,898,007	96.7%	53,145,758	96.2%
Fidelity Managed Income Portfolio	1,763,157	0.0%	2,162,636	0.0%
Spartan US Equity Index Fund	45,512,103	97.2%	44,442,692	96.5%
Brokerage Fund
Mutual Funds	396,917	100.0%	517,185	100.0%
Cash	417,826	100.0%	101,696	100.0%
Common Stock	1,166,141	100.0%	712,696	100.0%
Belo Series B Common Stock	9,961,778	100.0%	14,518,390	100.0%
Janus Mercury Fund	3,113,474	100.0%	2,221,548	100.0%
NB Genesis Fund	27,775,044	100.0%	16,819,025	100.0%
Vangard Extended Market Index Fund	16,933,717	100.0%	12,788,463	100.0%
American Century Large Company Value Fund	2,364,549	100.0%	—	0.0%
Belo Series A Common Stock	60,073,944	100.0%	71,808,731	100.0%
Fidelity Magellan Fund	58,428,332	100.0%	60,051,279	100.0%
Fidelity Growth and Income Fund	27,792,682	100.0%	27,676,096	100.0%
Fidelity Intermediate Bond Fund	13,151,170	100.0%	12,279,816	100.0%
Fidelity Freedom Income Fund	807,844	100.0%	712,213	100.0%
Fidelity Freedom 2000 Fund	394,055	100.0%	409,497	100.0%
Fidelity Freedom 2010 Fund	4,056,743	100.0%	2,922,613	100.0%
Fidelity Freedom 2020 Fund	5,575,687	100.0%	3,662,508	100.0%
Fidelity Freedom 2030 Fund	3,689,566	100.0%	2,542,836	100.0%
Fidelity Retirement Government Money Market Portfolio	48,068,259	100.0%	47,012,778	100.0%
Fidelity Freedom 2040 Fund	2,158,603	100.0%	1,240,124	100.0%
Due from broker	63,480	100.0%	173,082	100.0%

	$449,988,571		$437,604,690

Belo Savings Plan
Notes to Financial Statements (continued)
3. Interest in Master Trust (continued)
Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2005, and the Plan’s share of net investment income (loss) of each Master Trust account is summarized as follows:

	Net
	Appreciation
	(Depreciation) in		Net	Share in Net
	Fair Value of	Interest and	Investment	Investment
	Investments	Dividends	Income	Income

Templeton Foreign Fund — Class A	$611,132	$1,363,810	$1,974,942	98.6%
Fidelity Puritan Fund	(492,770)	2,601,866	2,109,096	98.3%
Fidelity Dividend Growth Fund	468,308	1,337,142	1,805,450	97.4%
Fidelity Managed Income Portfolio	—	71,025	71,025	0.0%
Spartan US Equity Index Fund	1,357,581	877,135	2,234,716	97.8%
Brokerage Fund
Mutual Funds	24,647	—	24,647	100.0%
Cash	—	2,358	2,358	100.0%
Common Stock	104,630	—	104,630	100.0%
Belo Series B Common Stock	(2,461,876)	—	(2,461,876)	100.0%
Janus Mercury Fund	177,309	15,524	192,833	100.0%
NB Genesis Fund	2,731,032	650,892	3,381,924	100.0%
Vangard Extended Market Index Fund	1,347,949	240,978	1,588,927	100.0%
American Century Large Company Value Fund	29,064	75,066	104,130	100.0%
Belo Series A Common Stock	(13,346,013)	199,217	(13,146,796)	100.0%
Fidelity Magellan Fund	1,428,685	2,415,075	3,843,760	100.0%
Fidelity Growth and Income Fund	(2,833,001)	3,667,601	834,600	100.0%
Fidelity Intermediate Bond Fund	(285,249)	537,989	252,740	100.0%
Fidelity Freedom Income Fund	6,568	23,573	30,141	100.0%
Fidelity Freedom 2000 Fund	6,428	12,108	18,536	100.0%
Fidelity Freedom 2010 Fund	119,480	107,794	227,274	100.0%
Fidelity Freedom 2020 Fund	254,992	127,301	382,293	100.0%
Fidelity Freedom 2030 Fund	221,179	78,178	299,357	100.0%
Fidelity Retirement Government Money Market Portfolio	—	1,502,200	1,502,200	100.0%
Fidelity Freedom 2040 Fund	130,477	47,473	177,950	100.0%

Belo Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the IRS dated August 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
5. Subsequent Events
Effective January 1, 2006, the attainment of age 21 as a requirement for eligibility to participate in the Plan was eliminated. After June 30, 2006, Wells Fargo Bank, N.A. will no longer serve as a Trustee under the Master Trust. Effective July 1, 2006, an officer of Belo Corp. will serve as Trustee with respect to the portion of the Plan assets that are not traded in real time, consisting solely of shares of Series B Common Stock of Belo Corp. and shares of Series A Common Stock of Belo Corp. into which such Series B Shares are converted. Wells Fargo will continue to provide services for the Belo Savings Plan pursuant to a custodial agreement entered into between Wells Fargo and the Trustee.

Supplemental Schedule

Belo Savings Plan
Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 75-0135890
Plan #: 002
December 31, 2005

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	(e)
(a)	Similar Party	Par, or Maturity Value	Cost	Current Value

*	Participants	Loans with interest rates ranging from 4% to 10%	$—	$15,950,756

*	Indicates party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

BELO SAVINGS PLAN

Date: June 28, 2006	/s/ Marian Spitzberg

Marian Spitzberg, Chair
Belo Benefits Administrative Committee

EXHIBIT INDEX

Exhibit		Page
Number	Seq. Description	No.

23	Consent of Independent Registered Public Accounting Firm	16